October 27, 2005

Mr. Michael Fay

Branch Chief Accountant

Mail Stop 3561

Securities and Exchange Commission

Washington, DC	20549

Re:	Royal Caribbean Cruises, Ltd.
Form 10-K for the year ended December 31, 2004

File No. 001-11884

Filed March 14, 2005

Dear Mr. Fay:

This letter indicates the responses of the registrant, Royal Caribbean Cruises, Ltd. (referred to herein as the “Company”), to the comments of the staff set forth in your letter dated October 7, 2005 in relation to the Form 10-K (1-11884)(the “Form 10-K”), filed by the Company on March 14, 2005.

For your convenience, we have set forth below each of the staff’s comments to the Form 10-K followed in each case by the Company’s response.

Consolidated Statements of Shareholders’ Equity, page F-7

1.

Provide in future filings, the beginning and ending accumulated derivative gain or loss and the net amount of any reclassification of gains or losses into earnings. For guidance, refer to paragraph 47 of FAS 133.

Response:

Disclosure of the beginning and ending accumulated derivative gain or loss and the net amount of any reclassification of gains or losses into earnings will be included in our future annual filings.

Note 2 - Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

2.

We note that you are accruing for estimated dry docking costs over the period to the next dry docking. Please note it is the staff position that this is no longer an acceptable accounting method within your industry. The accrual method assumes that you have incurred a liability at the balance sheet date. However, we do not believe that an obligation has been incurred at the balance sheet date under the definition set forth in CON 6, paragraph 35. We note that EITF Topic D-88 does not provide guidance on how to account for dry docking costs; rather it provides a discussion of methods currently being used in the industry and states that the SEC staff would not object to a conclusion that a change from accruing in advance to another method is preferable. The discussion in Topic D-88, in March 2000, was in anticipation that a planned SOP project would prohibit accruing in advance. The SOP project was discontinued in April 2004 and it has since been staff position that this is not an acceptable accounting method within your industry. Currently, the only acceptable methods within your industry are the expensing of costs as incurred or the deferral method. We believe that you should revise your accounting policy footnote and financial statements to account for these costs under one of the two acceptable methods noted above.

Response:

We have historically accounted for our dry docking costs on the accruing in advance method. However, having received the staff’s letter dated October 7, 2005, we are now aware of the staff’s new position and we will change our method of accounting for dry docking costs from the accruing in advance to the deferral method during the quarter ended September 30, 2005. We will reflect this change in our September 30, 2005 Form 10-Q filing as a change in accounting principle in accordance with APB 20 and FAS 3.

Advertising Costs, page F-9

3.	Please disclose the amount of advertising costs reported as assets in each balance sheet presented. For guidance, refer to paragraph 49 of SOP 93-7.

Response:

While we acknowledge the disclosure requirements set forth in paragraph 49 of SOP 93-7, the amount of advertising costs reported as assets in our balance sheet was approximately 0.05% of our total assets for 2004 and 2003.

Accordingly, we respectfully submit that additional disclosures set forth in SOP 93-7 are not necessary due to the insignificance of these amounts to our financial statements. We will provide such disclosures in future annual filings to the extent the amounts are significant to our financial statements.

Note 11 – Financial Instruments, page F-16

4.

We note your use of foreign currency forward contracts used to hedge your exposure to fluctuations in foreign currency exchange rates for two ship construction contracts. For derivative instruments designated as fair value hedges and cash flow hedges, please disclose the net gain or loss recognized in earnings during the reporting period. Such gains or losses might arise due to any hedge ineffectiveness or for any component of a derivative instruments’ gain excluded from the assessment of hedge effectiveness. In addition, provide a description of where the net gain or loss is reported in the statement of income. For guidance, refer to paragraph 45 of FAS 133.

Response:

We record the net gains or losses on hedge ineffectiveness within the income statement line item entitled “other income.” The net ineffectiveness recorded from our cash flow hedges was approximately 0.7% of our net income in 2004. The net ineffectiveness recorded from our fair value hedges was approximately 0.02% of our net income in 2004.

Accordingly, we respectfully submit that the additional disclosures set forth in paragraph 45 of FAS 133 are not necessary due to the insignificance of the amounts to our financial statements. We will provide such disclosures in future annual filings to the extent the amounts are significant to our financial statements.

5.

For derivative instruments designated as cash flow hedges (foreign currency contracts, interest rate swaps and fuel swap agreements), provide in future filings a description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. For guidance, refer to paragraph 45 of FAS 133.

Response:

We acknowledge the disclosures required in paragraph 45 of FAS 133 in connection with derivative instruments designated as cash flow hedges. As of December 31, 2004, the estimated net amount of the existing gains or losses that was expected to be reclassified into earnings during 2005 was approximately 0.09% of our 2004 net income. This net amount was determined in accordance with DIG Issue I2. Accordingly, we did not disclose this information in our Form 10-K due to the insignificance of the amounts to our financial statements. We will provide such disclosures in future annual filings to the extent the amounts are significant to our financial statements.

Note 12 – Commitments and Contingencies, page F-18

6.

We note your disclosure of the potential $242 million payment on the Brilliance operating lease, which is your maximum exposure in the event of early termination of the lease. Please tell us, and revise to disclose, to what this potential termination payment relates (e.g., residual value guarantee). Also, tell us, and revise to disclose, your evaluation of the likelihood of the incurrence of a liability under SFAS 5, related to this contingency.

Response:

As further discussed in our letter to the staff dated February 10, 2004, the ultimate payment we would have to make in the event the lessor exercises its option to terminate the lease at the end of year 10 will depend on whether we elect either the “walkaway” option or the “voluntary termination” option. The maximum amount we would be required to pay in the event of an early termination is £126 million ($242 million) and is analogous to a guaranteed residual value. We determined that the likelihood of incurrence of a liability in the event of an early termination is not probable under SFAS 5. We will include these disclosures in future annual filings.

7.	Please confirm to us that you amortize all property and equipment associated with the Brilliance operating lease over a period not exceeding the 10-year lease term used for accounting purposes.

Response:

We confirm that we amortize all property and equipment associated with the Brilliance operating lease over a period not exceeding the 10-year lease term used for accounting purposes.

8.

We note the attachment of a copy of the Brilliance lease dated July 5, 2002 with your correspondence letter to us dated February 10, 2004; however, this lease agreement does not appear to be filed as an exhibit to your financial statements, which would enable the public to access the document. Please file a copy of this agreement as an exhibit to your financial statements as it appears the operating lease for the Brilliance is a material contract to the company. Refer to Item 601 of Regulation S-K for guidance.

Response:

We have considered whether the Brilliance lease is a material contract within the meaning of Item 601 of Regulation S-K, and have concluded that it is not. Among other things, we entered into the lease in the ordinary course of business with an unaffiliated lessor, and we consider the lease to be of a type that ordinarily accompanies our business. The lease relates to one of the 29 cruise ships that we operate, representing fewer than 3.5% of our berths in 2004, and fewer than 4% in 2003 and 2002. Lease expense associated with this lease was equivalent to less than 1% of total revenues and represented less than 2% of cruise operating expenses in each of 2004, 2003 and 2002. The aggregate amount that we would be required to pay upon termination of the lease in 2012 is equivalent to 2% of our total assets, and 5% of our long-term debt, at December 31, 2004. We believe that our Form 10-K provides all information about the Brilliance lease that is material to investors. We therefore believe that the Brilliance lease is not required to be filed as an exhibit to our Form 10-K.

9.

We note your disclosure that if A. Wilhelmsen AS and Cruise Associates cease to own a specified percentage of your common stock, you may be obligated to prepay certain indebtedness, which you may be unable to replace on similar terms. Please explain to us why you may be unable to replace the debt on similar terms if these parties cease to be shareholders.

Response:

We cannot predict when an event triggering a repayment obligation would occur, or if it did, what our credit profile would be at that time, or what the characteristics of the credit markets would be at that time. As a result, it is not possible to say whether creditors would lend to us on terms similar to those available today.

Exhibits

10.

Please provide Schedule II, Valuation and Qualifying Accounts as required by Regulation S-X, Article 05-04 to demonstrate activity within your allowance for trade receivables. Schedule II may be provided as part of your future filings. In addition provide as part of your response, a roll forward of activity in your allowance for trade receivables for the period ending December 31, 2003 and December 31, 2004.

Response:

The following is a roll forward of the activity within our allowance for trade receivables for the periods ending December 31, 2003 and 2004 (amounts expressed in thousands):

		Additions

Description	Balance at beginning of period	Charges to costs and expenses	Charged to other accounts	Deductions (a)	Balance at end of period

Allowance for trade receivables
FY 2003	$3,293	2,971	-	(3,092)	$3,172
FY 2004	$3,172	2,567	-	(2,900)	$2,839

(a) Deductions relate to write-offs of trade receivables previously reserved

While we acknowledge the reporting requirements regarding Schedule II, Valuation and Qualifying Accounts set forth in Regulation S-X, Article 05-04 , the amount of our allowance for trade receivables included within our balance sheet was 0.03% of our total assets for 2004 and 2003.

Accordingly, we respectfully submit that the reporting requirements of Schedule II, Valuation and Qualifying Accounts are not necessary due to the insignificance of these amounts to our financial statements. We will include Schedule II in future annual filings to the extent the amounts are significant to our financial statements.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 539-6055.

Very truly yours,

Luis E. Leon

Executive Vice President and

Chief Financial Officer